Exhibit 99.1

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13G is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: December 10, 2021

CENTERPOINT ENERGY, INC.		CENTERPOINT ENERGY MIDSTREAM, INC.

By:	/s/ Monica Karuturi	By:	/s/ Monica Karuturi
Name:	Monica Karuturi	Name:	Monica Karuturi
Title:	Senior Vice President and General Counsel	Title:	Senior Vice President and General Counsel